FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

Contact: Dan Suesskind
            Chief Financial Officer
            Teva Pharmaceutical Industries Ltd.
            (011) 972-2-589-2840
            Bill Fletcher
            President and CEO
            Teva North America
            (215) 591-8800
            Dorit Meltzer
            Director, Investor Relations
            Teva Pharmaceutical Industries Ltd.
            (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES APPROVAL OF RIBAVIRIN CAPSULES

Jerusalem, Israel, October 4, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Ribavirin Capsules, 200 mg. Shipment of this product is expected to begin immediately.

Ribavirin Capsules are the AB-rated generic equivalent of Schering's Rebetol® Capsules. Teva's product is indicated for use with interferon alpha-2b recombinant injection for the treatment of chronic hepatitis C in patients with compensated liver disease previously untreated with alpha interferon or who have relapsed following alpha interferon therapy.

Total annual sales of the product, including brand and generic sales, are approximately $377 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: October 04, 2004